UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Content Checked Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

21076Y100

(CUSIP Number)

Kris Finstad

8730 Sunset Blvd., Suite 240

West Hollywood, California 90069

(424) 205-1777

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21076Y100

1.	NAMES OF REPORTING PERSONS

Kris Finstad

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)	(a) [ ]
(b) [X]

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions)

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Norway

	7.	SOLE VOTING POWER

Number Of Shares		21,335,750
Beneficially
Owned by	8.	SHARED VOTING POWER
Each Reporting
Person With:		0

	9.	SOLE DISPOSITIVE POWER

		21,335,750

	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,335,750

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

58.2%

14.	TYPE OF REPORTING PERSON (see instructions)

IN

(1)	See Item 6 of this Schedule 13D for more information.

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CUSIP No. 21076Y100

Item 1.	Security and Issuer.

Content Checked Holdings, Inc.’s (the “Issuer”) common stock, $0.001 par value per share (the “Common Stock”). The principal executive offices of the Issuer are located at 8730 Sunset Blvd., Suite 240, West Hollywood, California 90069.

Item 2.	Identity and Background.

The Reporting Person (as defined below) is filing this Schedule 13D because the Issuer filed a Registration Statement on Form 8-A on February 24, 2016, requiring the Reporting Person to file this Schedule 13D. As part of the Merger (as defined in Item 6), the Reporting Person received 20,117,592 shares of the Issuer’s Common Stock. As a result of the Conversion (as defined in Item 6), the Reporting Person received an additional 1,163,056 shares of the Issuer’s Common Stock. After the Merger, the Reporting Person purchased an aggregate of 55,102 shares of the Issuer’s Common Stock in open market transactions.

The Reporting Person is the Issuer’s CEO, President, Chairman of the Board and sole director. For a detailed description of the Merger and the Conversion, please see Item 6 of this Schedule 13D.

(a-c,f) This Schedule 13D is being filed by Kris Finstad, the CEO, President, Chairman of the Board and sole director of the Issuer (referred to herein as the “Reporting Person”).

Mr. Finstad is a Norway citizen. The Reporting Person is the Issuer’s CEO, President, Chairman of the Board and sole director. The Issuer’s principal business address is 8730 Sunset Blvd., Suite 240, West Hollywood, California 90069.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof the Reporting Person directly and beneficially owns 21,335,750 shares of the Issuer’s Common Stock. Such shares were acquired as part of the Merger and as a result of the Conversion as described in Item 6 of this Schedule 13D.

No borrowed funds were used to purchase such shares.

Item 4.	Purpose of Transaction.

The Reporting Person owns the Shares (as defined below) directly and has the sole voting and dispositive power over the Shares. The Reporting Person acquired the Shares for investment purposes.

The Reporting Person is the Issuer’s CEO, President, Chairman of the Board and sole director.

The Reporting Person intends to evaluate his investment in the Shares on a continual basis. Other than as expressly set forth below, the Reporting Person has no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserves his right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider his position, change his purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

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The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intends to take such actions in the future as he deems appropriate in light of the circumstances existing from time to time, which may include acquisitions of the Issuer’s Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Shares or other Common Stock or securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

Item 5.	Interest in Securities of the Issuer.

(a, b) As of the date hereof, the Reporting Person is the beneficial owner of 21,335,750 shares of the Issuer’s Common Stock, constituting 58.2% of the issued and outstanding shares of the Issuer’s Common Stock, based upon 36,630,658 shares of the Issuer’s Common Stock outstanding as of February 22, 2016, according to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 22, 2016.

The Reporting Person has the sole power to vote or direct the vote of 21,335,750 shares of the Issuer’s Common Stock; has the shared power to vote or direct the vote of 0 shares of the Issuer’s Common Stock; has sole power to dispose or direct the disposition of 21,335,750 shares of the Issuer’s Common Stock; and has shared power to dispose or direct the disposition of 0 shares of the Issuer’s Common Stock.

(c) See Item 6 below.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Merger with Content Checked, Inc.

On April 17, 2015 (the “Closing Date”), the Issuer, Content Checked Acquisition Corp., a Wyoming corporation and the Issuer’s wholly owned subsidiary (“Acquisition Sub”), and Content Checked, Inc., a Wyoming corporation (“Content Checked”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), which closed on the same date. Pursuant to the Merger Agreement, Acquisition Sub merged (the “Merger”) with and into Content Checked. Content Checked was the surviving corporation in the Merger and became the Issuer’s wholly owned subsidiary. All of the outstanding Content Checked stock was converted into shares of the Issuer’s Common Stock, as described in more detail below. As a result of the Merger, the Issuer discontinued its pre-Merger business and acquired the business of Content Checked to develop, market and sell a smartphone applications designed for use by those who suffer from food allergies and intolerances. Upon the closing of the Merger, under the terms of a split-off agreement and a general release agreement, the Issuer transferred all of its pre-Merger operating assets and liabilities to its wholly-owned special-purpose subsidiary, Vesta International Split Off Corp., a Nevada corporation (“Split-Off Subsidiary”). Thereafter, pursuant to the Split-Off Agreement, the Issuer transferred all of the outstanding shares of capital stock of Split-Off Subsidiary to Mr. Yan Wang, the Issuer’s pre-Merger majority stockholder and its former sole officer and sole director (the “Split-Off”), in consideration of and in exchange for (i) the surrender and cancellation of an aggregate of 24,400,000 shares of the Issuer’s Common Stock held by Mr. Wang (which were cancelled and resumed the status of authorized but unissued shares of the Issuer’s Common Stock) and (ii) certain representations, covenants and indemnities.

At the closing of the Merger, each of the 1,000,000 shares of Content Checked’s common stock issued and outstanding immediately prior to the closing of the Merger was converted into 24 shares of the Issuer’s Common Stock. As a result, an aggregate of 24,000,000 shares of the Issuer’s Common Stock were issued to the holders of Content Checked’s stock. As part of the Merger, the Reporting Person received 20,117,592 shares of the Issuer’s Common Stock (the “Merger Shares”).

In connection with the Merger, on April 17, 2015, the Reporting Person entered into a Lock-Up and No Shorting Agreement (the “Lock-Up Agreement”), whereby he was restricted for a period of 6 months after the Merger from certain sales or dispositions of the Merger Shares, except in certain limited circumstances. The lock-up period has now expired.

Further, for a period of 12 months after the Merger, the Reporting Person agreed under the Lock-Up Agreement to be subject to restrictions on engaging in certain transactions, including effecting or agreeing to effect short sales, whether or not against the box, establishing any “put equivalent position” with respect to the Issuer’s Common Stock, borrowing or pre-borrowing any shares of the Issuer’s Common Stock, or granting other rights (including put or call options) with respect to the Issuer’s Common Stock or with respect to any security that includes, relates to or derives any significant part of its value from the Issuer’s Common Stock, or otherwise seeks to hedge his position in the Issuer’s Common Stock.

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In addition, in connection with the Merger, on April 17, 2015, the Reporting Person entered into the Indemnification Shares Escrow Agreement, dated as of April 17, 2015 (the “Indemnification Agreement”), by and among the Issuer, the Reporting Person and Foley Shechter, LLP, as escrow agent, to secure the Reporting Person’s indemnification obligations under the Merger Agreement. The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions. Breaches of the representations and warranties are subject to certain indemnification provisions. Pursuant to the Indemnification Shares Escrow Agreement, the Reporting Person deposited 500,000 shares of the Issuer’s Common Stock in escrow for one year to satisfy post-closing claims for indemnification by the Issuer (“Indemnity Shares”). Any of the Indemnity Shares remaining in escrow at the end of such one-year period shall be distributed to the Reporting Person. The value of the Indemnity Shares is fixed at $0.50 per share. The foregoing mechanism is the exclusive remedy of the Issuer for satisfying indemnification claims under the Merger Agreement.

The foregoing summary of certain terms of the Merger Agreement, the Lock-Up Agreement and the Indemnification Shares Escrow Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, the Lock-Up Agreement and Indemnification Shares Escrow Agreement, that were filed as Exhibit 2.1, 10.4 and 10.9, respectively, to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2015, which are all incorporated herein by reference.

Conversion of Debt

As of August 31, 2015, the Reporting Person advanced to the Issuer a sum of $1,116,534 (the “Advance”). On September 2, 2015, in connection with the closing of the secured convertible note financing with Hillair Capital Investments L.P., the Reporting Person converted the entire Advance into shares of the Issuer’s Common Stock at a conversion price of $0.96 per share, as full payment of the Advance (the “Conversion”). As a result of such conversion, the Issuer issued 1,163,056 shares of its Common Stock (the “Conversion Shares”) to the Reporting Person on October 2, 2015.

Miscellaneous

After the Merger, the Reporting Person purchased an aggregate of 55,102 shares of the Issuer’s Common Stock in open market transactions (such purchased shares, collectively with the Merger Shares and the Conversion Shares, are referred to herein as the “Shares”).

Item 7.	Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D:

Exhibit A: Form of Lock-Up and No Short Selling Agreement between the Issuer and the Issuer’s officers, directors and shareholders party thereto (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.4).

Exhibit B: Indemnification Shares Escrow Agreement, dated as of April 17, 2015, by and among the Issuer, the Reporting Person and Foley Shechter, LLP, as escrow agent (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the SEC on April 30, 2015, Exhibit 10.9).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kris Finstad
Kris Finstad

February 24, 2016

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